Exhibit 21.1

List of Subsidiaries

Name of Entity	Jurisdiction
Conversion Media Holdings, LLC LookSmart Group, Inc.	Delaware Nevada
LookSmart Canada Ltd. ShopWiki Corp.	Canada Delaware

The names of certain subsidiaries have been omitted because, considered in the aggregate, as a single subsidiary, they would not constitute a significant subsidiary, as calculated under Rule 1-02(w) of Regulation S-X.